# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lee Enterprises, Incorporated, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock - $.01 Par Value Per Share
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0002041508
Persons authorized to receive notices and communications: John McCarron, 568 Lincoln Ave., Winnetka, Illinois (IL), 60093, 586-219-5266

## Reporting persons
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (the "Trust") (CIK 0002041508): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 11,885,349 (53.47% of the class)
  Comment: The Trust owns 618,900 Shares, and shares voting and dispositive power of such Shares with Jerrilyn M. Hoffmann ("Ms. Hoffmann"), the sole trustee of the Trust and David Hoffman ("Mr. Hoffmann"), Ms. Hoffmann's spouse.
- Jerrilyn M. Hoffmann (CIK 0002041669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 11,885,349 (53.47% of the class)
  Comment: Ms. Hoffmann is the sole trustee of the Trust and shares voting and dispositive power of the Shares held by the Trust with Mr. Hoffmann.
- David Hoffmann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,266,449; shared voting power 618,900; sole dispositive power 11,266,449; shared dispositive power 618,900; aggregate amount beneficially owned 11,885,349 (53.47% of the class)
  Comment: Mr. Hoffmann is the owner of 11,266,449 Shares individually and has sole voting and dispositive power over such Shares. Mr. Hoffmann shares voting and dispositive power over 618,900 Shares held by the Trust with Ms. Hoffmann.
  
  This Amendment No. 10 relates to the shares of common stock, $.01 par value, of Lee Enterprises, Incorporated, a Delaware corporation (the "Issuer" or the "Company") and amends the initial statement on Schedule 13D filed by the Reporting Persons on Schedule 13D on October 17, 2024, as amended by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on October 31, 2024, Amendment No. 3 filed on November 14, 2024, Amendment No. 4 filed on December 16, 2024, Amendment No. 5 filed on March 31, 2025, Amendment No. 6 filed on July 21, 2025, Amendment No. 7 filed on October 15, 2025, Amendment No. 8 filed on January 2, 2026, and Amendment No. 9 filed on February 9, 2026 (collectively, the "Amended Statement"). Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Statement and unless amended and restated hereby, all information in the Amended Statement remains in effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock - $.01 Par Value Per Share
Name of issuer: Lee Enterprises, Incorporated
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing:
The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001(the "Trust")

Jerrilyn M. Hoffmann ("Ms. Hoffmann")

David Hoffmann ("Mr. Hoffmann")

The Trust, Ms. Hoffmann, and Mr. Hoffmann are referred to collectively as the "Reporting Persons." Ms. Hoffmann is the sole trustee of the Trust. Mr. Hoffmann and Ms. Hoffmann are a married couple.
Residence or business address: The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. Ms. Hoffmann is principally engaged as a private investor. Mr. Hoffmann is the founder and chairman of the Hoffmann Family of Companies.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding no Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America. Mr. Hoffmann is a citizen of the United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Amended Statement is amended, in pertinent part, as follows:

The Reporting Persons used an aggregate of approximately $47,677,960 to purchase the shares of Common Stock reported as beneficially owned in Item 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 to the Amended Statement is hereby amended as follows:
Number of shares as to which each person has sole or shared power to vote or dispose: 11,885,349
Transactions in the class effected during the past sixty days: The response of each of the Reporting Persons to Items 7, 8, 9, 10, 11, and 13 on the cover pages of this Amendment Statement are incorporated herein by reference. As of 4:00 p.m. Eastern time on March 13, 2026, the Reporting Persons beneficially owned 11,885,349 Shares of Common Stock, representing approximately 53.47% of the outstanding Shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 22,229,939 Shares of Common Stock issued and oustanding as of February 6, 2026, as reported in the Issuer's Form 10-Q for the fiscal quarter ended December 28, 2025. Information with respect to all transactions in the Common Stock which were effected since February 9, 2026, the date of the filing of Amendment No. 9 to the initial Schedule 13D, by each of the Reporting Persons is set forth on Scheule A annexed hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (the "Trust"): /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (03/13/2026)
- Jerrilyn M. Hoffmann: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann (03/13/2026)
- David Hoffmann: /s/ David Hoffmann, David Hoffmann (03/13/2026)